SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 15, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	February 15, 2007

TAM presents 4Q06 operating indicators
and exceeds 2006 guidance

São Paulo, February 15, 2007 – TAM S.A. (Bovespa: TAMM4 e NYSE: TAM) presents below its 4Q06 and consolidated 2006 operating indicators. Data is presented according to different accounting rules, the first table in BR GAAP and the second in US GAAP.

BR GAAP*					Change (%)

	4Q06	2006	4Q05	2005	4 Q	Year

Total RASK (cents of reais) (1) (2)	19.28	20.65	20.58	20.16	-6.3	2.5
Load factor - %	71.5	73.9	71.3	70.6	0.2 p.p.	3.3 p.p.
Yield (cents of reais) (1) (3)	28.21	29.29	30.23	29.85	-6.7	-1.9

RASK Scheduled Domestic (cents of reais)	17.53	19.88	20.62	20.31	-15.0	-2.1
Scheduled Domestic Load Factor (%)	69.7	72.0	68.0	67.8	1.7 p.p.	4.2 p.p.
Yield Scheduled Domestic (cents of reais)	26.42	29.05	31.80	31.42	-16.9	-7.5

RASK Scheduled International (cents of reais)	16.60	16.22	15.26	14.70	8.8	10.3
Scheduled International Load Factor (%)	73.7	76.3	74.7	73.2	-1.1 p.p.	3.1 p.p.
Yield Scheduled International (cents of reais)	22.58	21.28	20.43	20.10	10.5	5.9
Yield Scheduled International (cents of USD)	10.56	9.95	8.73	8.59	21.0	15.9

Total CASK (cents of reais)	16.93	17.84	18.77	18.63	-9.8	-4.3
CASK-ex fuel (cents of reais)	11.47	11.85	12.26	12.58	-6.5	-5.9

US GAAP*					Change (%)

	4Q06	2006	4Q05	2005	4 Q	Year

Total RASK (cents of reais) (1) (2)	19.28	20.61	20.38	20.10	-5.4	2.5
Load factor - %	71.5	73.9	71.3	70.6	0.2 p.p.	3.3 p.p.
Yield (cents of reais) (1) (3)	28.21	29.23	29.95	29.78	-5.8	-1.8

RASK Scheduled Domestic (cents of reais)	17.53	19.88	20.62	20.31	-15.0	-2.1
Scheduled Domestic Load Factor (%)	69.7	72.0	68.0	67.8	1.7 p.p.	4.2 p.p.
Yield Scheduled Domestic (cents of reais)	26.42	29.05	31.80	31.42	-16.9	-7.5

RASK Scheduled International (cents of reais)	16.60	16.22	15.26	14.70	8.8	10.3
Scheduled International Load Factor (%)	73.7	76.3	74.7	73.2	-1.1 p.p.	3.1 p.p.
Yield Scheduled International (cents of reais)	22.58	21.28	20.43	20.10	10.5	5.9
Yield Scheduled International (cents of USD)	10.56	9.95	8.73	8.59	21.0	15.9

Total CASK (cents of reais)	17.03	17.55	18.33	17.92	-7.1	-2.1
CASK-ex fuel (cents of reais)	11.58	11.56	11.82	11.87	-2.0	-2.6

*	according to non-audited numbers for the 4Q06
(1) Includes Revenue PAX, Cargo and others, (2) Net of taxes, (3) Gross of taxes

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According to TAM’s policy to follow up guidance provided to the market, we present 2006 results vis-à-vis the guidance released in February 2006:

	Guidance 2006		2006

Market	• Market demand growth (in RPK terms)	12% a 15%	12.3%

TAM	• Average market share	45%	47.8%

	• Average load factor	69.5%	73.1%

	• Aircraft utilization per day (block hour)	above 12	12.7

	• CASK reduction yoy	5%	4.3%

	• New international flights	• Daily to NY	• 1 daily freq since May, 2 daily freq since December
		• Flight to London	• Since October

TAM exceeded all released targets such as the average domestic market share, the domestic average load factor, the aircraft utilization per day, and the expansion in the international market. The only exception was the cost reduction, which value reached 86% of the target released. The main factor that pressured CASK, impeding the delivery of the guidance, was the approximately 6.7% year over year increase in jet fuel.

TAM, aligned with the best corporate governance practices, highlights the delivery of the guidance, reinforcing its commitment to the market in realizing the targets defined by the company. We believe this is the pillar to assure transparency to the analysts of the main houses that cover the company (that can be found in the website www.tam.com.br/ri) as well as to all investors.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

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TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.2% domestic market share and 58.7% international market share at the end of January 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.5 million subscribers and has awarded more than 4 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.